UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the Fiscal Quarter Ended: March 31, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑      Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐      No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
The information contained herein is incorporated by reference in IONA Technologies PLC’s Registration Statements on Form F-3 (No. 333-13802) and on Form S-8 (Nos. 333-6850, 333-11384, 333-12326, 333-13224, 333-13330, 333-13494, 333-105348 and 333-108869).

Part I.      FINANCIAL INFORMATION
Item 1.   Financial Statements
IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	March 31,	December 31,
	2006	2005(1)
	(unaudited)
ASSETS
Current assets:

Cash and cash equivalents	$29,130	$27,936
Restricted cash (Note 4)	495	495
Marketable securities (Note 5)	23,941	23,685
Accounts receivable, net of allowance for doubtful accounts of $520 at March 31, 2006 and $740 at December 31, 2005	11,541	17,949
Prepaid expenses	2,418	2,033
Other assets	962	921

Total current assets	68,487	73,019

Property and equipment, net of accumulated depreciation of $18,836 and $18,326, respectively	3,753	3,893
Other non-current assets, net (Note 6)	132	191

Total assets	$72,372	$77,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Accounts payable	$1,895	$2,406
Accrued payroll and related expenses	3,284	5,385
Other accrued liabilities	9,736	10,226
Deferred revenue	19,976	22,708

Total current liabilities	34,891	40,725

Other non-current liabilities (Note 7)	1,115	1,137

Shareholders’ equity:

Ordinary shares, €0.0025 par value, 150,000,000 shares authorized; 35,500,782 and 35,360,538 shares issued and outstanding at March 31, 2006 and December 31, 2005, respectively	98	98
Additional paid-in capital	497,703	495,957
Accumulated deficit	(461,435)	(460,814)

Total shareholders’ equity	36,366	35,241

Total liabilities and shareholders’ equity	$72,372	$77,103

(1)	The December balance sheet information has been derived from the December 31, 2005 audited consolidated financial statements.
The accompanying notes are an integral part of these condensed consolidated financial statements.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(Unaudited, U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2006	2005
Revenue:
Product revenue	$8,205	$7,688
Service revenue	8,664	8,630

Total revenue	16,869	16,318

Cost of revenue:
Cost of product revenue	57	53
Cost of service revenue	3,220	2,915

Total cost of revenue	3,277	2,968

Gross profit	13,592	13,350

Operating expenses:
Research and development	4,127	4,008
Sales and marketing	7,578	7,160
General and administrative	2,528	2,051
Amortization of other non-current assets	13	137
Restructuring (Note 7)	—	(97)

Total operating expenses	14,246	13,259

(Loss) income from operations	(654)	91
Interest income, net	368	168
Net exchange (loss) gain	(114)	8

(Loss) income before provision for income taxes	(400)	267
Provision for income taxes	221	160

Net (loss) income	$(621)	$107

Basic net (loss) income per ordinary share and per ADS	$(0.02)	$0.00
Shares used in computing basic net (loss) income per ordinary share and per ADS	35,434	34,938
Diluted net (loss) income per ordinary share and per ADS	$(0.02)	$0.00
Shares used in computing diluted net (loss) income per ordinary share and per ADS	35,434	36,608
The accompanying notes are an integral part of these condensed consolidated financial statements.

IONA Technologies PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, U.S. dollars in thousands)

	Three Months Ended
	March 31,	March 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(621)	$107
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	524	701
Share-based compensation	1,439	—
Profit on marketable securities	(29)	(5)
Loss on disposal of property and equipment	1	—
Changes in operating assets and liabilities:
Restricted cash deposits	—	3,000
Purchase of marketable securities	(8,927)	(4,134)
Sale of marketable securities	8,700	7,100
Accounts receivable	6,408	1,427
Prepaid expenses	(385)	(59)
Other assets	5	828
Accounts payable	(511)	(262)
Accrued payroll and related expenses	(2,101)	(1,291)
Other liabilities	(512)	(5,475)
Deferred revenue	(2,732)	(1,400)

Net cash provided by operating activities	1,259	537

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(372)	(326)

Net cash used in investing activities	(372)	(326)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	307	569

Net cash provided by financing activities	307	569

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,194	780
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	27,936	33,250

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$29,130	$34,030

The accompanying notes are an integral part of these condensed consolidated financial statements.
Certain amounts reported in prior years have been reclassified to conform with the presentation in 2006 (see Note 5).

IONA Technologies PLC
Notes to Condensed Consolidated Financial Statements (Unaudited)
1.   Description of Business and Basis of Presentation
IONA Technologies PLC (IONA) is organized as a public limited company under the laws of Ireland. IONA and its subsidiaries, all of which are wholly-owned (the Company), provide enterprise integration software. The Company also provides professional services, consisting of customer consulting and training and, to a limited extent, product configuration and enhancement, as well as customer technical support. The Company’s major customers, based on revenue earned, are corporate information technology departments of U.S. businesses. The Company also earns significant revenue from similar customers in European countries and the rest of the world.
These interim condensed consolidated financial statements have been prepared by IONA pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with United States generally accepted accounting principles (U.S. GAAP) for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals and adjustments to estimates of restructuring charges) have been made for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the three months ended March 31, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2005 included in IONA’s Annual Report on Form 20-F under the Securities Exchange Act of 1934, as amended.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates. There is currently an ongoing review of a customer arrangement which, if resolved in a manner adverse to the customer, could result in additional costs to the Company.
2.  Companies Acts, 1963 to 2005
The financial information relating to IONA included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the Consolidated Financial Statements for the years ended December 31, 2004 and 2003. Copies of the Consolidated Financial Statements for each of the years ended December 31, 2004 and 2003 have been so annexed to the relevant annual returns, and a copy of the Consolidated Financial Statements for the year ended December 31, 2005 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of IONA in 2006.
3.   Share-Based Compensation
Valuation and Expense Information under SFAS 123(R)
On January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS 123R). Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (collectively, APB 25). In accordance with APB 25, compensation cost for share options was measured as the excess, if any, of the fair market value of IONA’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost was deferred and charged to expense ratably over the vesting period (generally four years).
The Company adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in the three months ended March 31, 2006, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Financial Accounting Standards No 123, Accounting for Share-based Compensation (SFAS 123) and b) compensation cost for all shared-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated.
As a result of adopting SFAS 123R on January 1, 2006, the Company’s net loss for the first quarter was $1.4 million higher than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year period. Diluted net income per share for the quarter ended would have been $0.02 if the Company had not adopted SFAS 123R, compared to reported diluted net loss per share of $0.02. The Company has not recognized any tax benefit related to share-based compensation cost as a result of the full valuation allowance on its net deferred tax assets and its net operating loss carry forwards.
The following pro forma information sets forth the Company’s net loss and net loss per share assuming the SFAS 123 fair value method in accounting for employee share options and shares issued under the employee share purchase plan during the first quarter of 2005 (in thousands, except per share amounts):

March 31,
2005

Net income as reported	$107
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,362)

Pro forma net loss	$(4,255)

Income (loss) per share:
Basic-as reported	$0.00
Basic-pro forma	$(0.12)
Diluted-as reported	$0.00
Diluted-pro forma	$(0.12)
The fair value for these share options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	March 31,	March 31,
	2006	2005

Risk-free interest rate	4.84%	4.00%
Expected dividend yield	—	—
Expected volatility	0.755	0.836
Expected life (years)	3.14	4.0
The fair value for rights to purchase awards under the 1999 Employee Share Purchase Plan was estimated at the date of grant using the following weighted-average assumptions:

	March 31,	March 31,
	2006	2005

Risk-free interest rate	2%	2%
Expected dividend yield	—	—
Expected volatility	0.755	0.836
Expected life (years)	0.5	0.5
The dividend yield of zero is based on the fact that IONA has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on historical volatility of IONA’s shares over the period commensurate with the expected life of the options. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. IONA used the straight-line method for expense attribution.
IONA’s estimated option forfeiture rate in both the first quarter of 2006 and 2005, based on its historical option forfeiture experience, is approximately 10%. IONA will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

Based on the above assumptions, the weighted-average fair values of the options granted under IONA’s share option plans and shares subject to purchase under the employee share purchase plan for the three months ended March 31, 2006, were $1.98 and $1.25, respectively.
During the first quarter of 2006, the Company granted 300,000 options incorporating market conditions which could accelerate vesting. The Company calculated the requisite service period of approximately 3.5 years using a Monte-Carlo simulation to simulate a range of possible future stock prices for IONA. The Company used assumptions consistent with those input in its Black-Scholes option-pricing model to calculate the grant date fair value of these options using a lattice model. The remaining unrecognized compensation expense on options with market condition vesting at March 31, 2006, was $0.5 million. The weighted average period over which the cost is expected to be recognized is approximately 2.0 years.
Employee Share Benefit Plans
As of March 31, 2006, IONA had the following share-based compensation plans:
1999 Employee Share Purchase Plan
In August 1999, IONA established a qualified Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of IONA’s ordinary shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual share purchase period. As of March 31, 2006, 1,262,345 shares have been issued under the plan.
Employee Share Option Plans
Executive Share Option Scheme
IONA’s Executive Share Option Scheme has authorized the grant of options to purchase up to an aggregate of 1,125,500 ordinary shares to personnel. All options granted have seven year terms and generally vest in equal installments on each of the first, second, third and fourth anniversaries of the date of grant. As of March 31, 2006, an aggregate of 2,450 ordinary shares are reserved for issuance upon the exercise of options outstanding the Executive Share Option Scheme. Pursuant to the terms of the Executive Share Option Scheme, IONA may not grant options under this scheme after May 19, 2005.
1997 Share Option Scheme
The 1997 Share Option Scheme provides for the grant of share options to employees, consultants, directors and officers of the Company. The 1997 Share Option Scheme initially provided for the issuance of up to 2,250,000 of IONA’s ordinary shares. In 1998, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of ordinary shares that may be issued under the 1997 Share Option to an aggregate of 4,750,000. In 2000, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of ordinary shares that may be issued under the 1997 Share Option Scheme, providing for an increase in the number of ordinary shares that may be issued under the 1997 Share Option Scheme to an aggregate of 8,900,000. In 2001, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of shares that may be issued under the 1997 Share Option Scheme to an aggregate of 12,900,000. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive share option granted to an employee holding more than 10% of the total combined voting power of IONA. As of March 31, 2006, an aggregate 9,382,891 ordinary shares are reserved for issuance upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.
1997 Director Share Option Scheme
The 1997 Director Share Option Scheme provides the grant of options to purchase a maximum of 250,000 ordinary shares of IONA to non-employee directors of IONA. In July 2002, the Board of Directors and shareholders approved an amendment to the 1997 Director Share Option Scheme to increase the number of ordinary shares issuable under that scheme from 250,000 to 500,000 shares. As of March 31, 2006, an aggregate of 446,000 ordinary shares are reserved for issuance upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

General Option Information
A summary of share option transactions follows (in thousands, except per share data):

			Weighted Average
		Weighted	Remaining
		Average	Contractual	Aggregate
	Number	Exercise	Term	Intrinsic
	of Shares	Price	(Years)	Value (1)
Balance outstanding at December 31, 2005	6,622	$4.81
Granted	478	3.71
Forfeitures	(110)	4.68
Exercised	(52)	2.03

Balance outstanding at March 31, 2006	6,938	$4.75	8.2	$5,857

Exercisable as of March 31, 2006	3,114	$5.61	8.2	$3,157
(1)	The aggregate intrinsic value on this table was calculated based on the positive difference between the closing market value of IONA’s shares on March 31, 2006 ($4.21) and the exercise price of the underlying options.
During the three-month period ended March 31, 2006, the total intrinsic value of share options exercised was $0.1 million. The unamortized fair value of share options as of March 31, 2006, was $9.3 million with a weighted average remaining recognition period of 1.3 years.
4.   Restricted Cash
At March 31, 2006, the Company has approximately $0.5 million in restricted cash deposits with Citizens Bank which includes annual renewable letter of credit facilities for certain leased facilities. Should the Company not renew these letter of credit facilities or default on its rental obligations, $0.5 million will be payable to the lessors.
5.   Marketable Securities
Marketable securities consist of corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, the Company invests primarily in high grade marketable securities to reduce risk of loss. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, and unrealized holding gains and losses are reflected in the Condensed Consolidated Statements of Operations.
Certain amounts from prior periods have been reclassified to conform to the current period presentation. In 2005, the Company concluded that it was appropriate to classify commercial paper as cash equivalents. Previously, such funds had been classified as marketable securities. These reclassifications had no impact on our working capital or condensed consolidated statements of operations.
6.   Other Non-Current Assets
Other non-current assets consist of the following:

	March 31,	December 31,
	2006	2005
	(U.S. dollars in thousands)
Amortizable intangible assets
Purchased technology	$3,429	$3,429
Accumulated amortization	(3,368)	(3,355)

Total amortizable intangible assets	61	74

Security deposits and other assets	71	117

Total other non-current assets, net	$132	$191

Other non-current asset amortization for both the three months ended March 31, 2006 and 2005 was less than $0.1 million. In addition, other non-current asset amortization is estimated to be less than $0.1 million for the remainder of 2006, less than $0.1 million in 2007, and nil in 2008.
7.  Restructuring
During prior periods, the Company’s management and Board of Directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs.
During the three months ended March 31, 2005, the Company released $0.1 million of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.
At March 31, 2006, restructuring amounts of $1.6 million remained accrued relating to remaining separation and facility closure and consolidation costs. The Company expects cash outlays of $0.5 million will be made in the next twelve months, with the remaining cash outlays of $1.1 million to be made through the end of 2013.
Although the Company does not anticipate additional significant changes to its restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or if we terminate our lease obligations prior to the scheduled termination dates.
In order to estimate the costs related to our restructuring efforts, management made its best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.
The following sets forth our accrued restructuring costs as of March 31, 2006:

(U.S. dollars in thousands)
Excess Facilities

Balance at December 31, 2005	$1,952
Cash outlays in 2006	(317)

Balance at March 31, 2006	$1,635

8.    Net (Loss) Income Per Ordinary Share And ADS
The following sets forth the computation of basic and diluted net (loss) income per ordinary share and ADS:

	Three Months Ended
	March 31,	March 31,
	2006	2005
	(In thousands, except per share data)
Numerator:
Numerator for basic and diluted net (loss) income per ordinary share and ADS - income available to ordinary shareholders	$(621)	$107

Denominator:
Denominator for basic net (loss) income per share - weighted-average ordinary shares and ADS	35,434	34,938

Effect of employee share options	—	1,670

Denominator for diluted net (loss) income per ordinary share and ADS	35,434	36,608

Basic net (loss) income per ordinary share and ADS	$(0.02)	$0.00

Diluted net (loss) income per ordinary share and ADS	$(0.02)	$0.00
For the three months ended March 31, 2006, all share options outstanding have been excluded from the calculation of the diluted net loss per share because all such securities were not dilutive. The total number of shares related to the outstanding options that were excluded from the calculations of diluted net (loss) income per share was approximately 6,938,000 for the three months ended March 31, 2006, and approximately 2,451,000 for the three months ended March 31, 2005.
9.    Geographic
The Company follows Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the guidance in SFAS 131, we have one operating segment for financial reporting purposes.
Sales by geographic area are presented based upon the end customer’s designated delivery point. Sales by geographic area are as follows:

	Three Months Ended
	March 31,	March 31,
	2006	2005
	(U.S. dollars in thousands)

Americas	$7,684	$6,821
European Countries	6,629	7,688
Rest of World	2,556	1,809

Consolidated total	$16,869	$16,318

10.    Litigation
The Company is involved in various legal proceedings and disputes that arise in the normal course of business. Disputes can be expensive and disruptive to normal business operations. The Company believes that it has meritorious defenses to these matters. In 2003 the Company settled a lawsuit which arose in connection with the termination of a Netfish employee by Netfish prior to IONA’s acquisition of Netfish. Since settlement of the underlying lawsuit, the Company has also reached settlement with Netfish’s insurers over payment of the legal fees incurred by the Company. Netfish’s former Chief Executive Officer asserts that the Company is obligated to reimburse him for his legal expenses incurred in connection with this suit. The Company vigorously disputes and is in discussions with the former Netfish Chief Executive Officer over the matter.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying condensed consolidated financial statements for the periods specified and associated notes. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including risks and uncertainties relating to IONA’s cost management efforts; growth in market demand for service oriented architectures, and enterprise service bus software; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; the integration of any future acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so. Further reference should be made to our Annual Report on Form 20-F under the Securities Act of 1934, as amended, and the consolidated financial statements for the year ended December 31, 2005 included therein.
Overview
We are in the infrastructure software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable customers to modernize and streamline their information technology (IT) disparate computing environments while lowering the operating costs of existing middleware investments ultimately achieving greater return on investment on their existing investments. We also offer professional services, including ongoing customer support and maintenance, as well as high-level design consultation, education and product implementation.
Our revenue is derived from product license fees and charges for support and professional services. We recognize revenue in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9 and related interpretations (collectively, SOP 97-2). In accordance with United States generally accepted accounting principles (U.S. GAAP), we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when the services are performed.
Our customers are corporate IT departments of large organizations with complex, heterogeneous computing environments and challenging integration problems. Our customers operate worldwide in a variety of industries including telecommunications, finance, manufacturing, distribution, banking, government, medical, computing, research and software.
To date, we have derived most of our revenue from the licensing of our enterprise integration software products that are currently comprised of our Orbix products, and fees from related services. We expect that Artix will increasingly contribute to our revenue. We market our products and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.
Our total revenue was approximately $16.9 million for the three months ended March 31, 2006, and $16.3 million for the three months ended March 31, 2005. Total revenue from customers located outside the United States was approximately $9.2 million, or 54.4% of total revenue, for the three months ended March 31, 2006, and $9.5 million, or 58.2% of total revenue, for the three months ended March 31, 2005. As a percentage of total revenue, product revenue was approximately 48.6% for the three months ended March 31, 2006, and 47.1% for the three months ended March 31, 2005.
Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue. Product gross margins as a percentage of product revenue were approximately 99.3% for both the three months ended March 31, 2006, and the three months ended March 31, 2005. Gross margins as a percentage of service revenue were approximately 62.8% and 66.2% for the three months ended March 31, 2006, and the three months ended March 31, 2005, respectively. The decrease in service gross margin was attributable to share-based compensation costs incurred in the current year upon adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, (SFAS 123R) as well as an in increase in external contract labor used to service consulting revenue.
We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.
In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would have been distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that we previously made. If pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.
Critical Accounting Policies and Estimates
Our Condensed Consolidated Financial Statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the Condensed Consolidated Financial Statements, as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
•	Revenue Recognition;

•	Restructuring Charge;

•	Allowances for Doubtful Accounts;

•	Legal Contingencies;

•	Accounting for Income Taxes;

•	Impairment of Other Non-Current Assets;

•	Foreign Currency; and

•	Share-Based Compensation.
In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See “Notes to the Consolidated Financial Statements” included in our Annual Report on Form 20-F under the Securities Act of 1934, as amended, and the consolidated financial statements for the year ended December 31, 2005 included therein, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.
   Revenue Recognition
We recognize the majority of our revenue pursuant to software license agreements. While the basis for software license revenue recognition is substantially governed by the provisions of SOP 97-2, Software Revenue Recognition, we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenue to be recognized in each accounting period.
For software license arrangements that do not require significant modification or configuration of the underlying software, we recognize revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our license revenue is recognized in this manner.
For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence. Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.
We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are generally net 30. Payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date, but that are due within twelve months, are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.
We assess whether collection is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit-worthiness. If we determine that the collection of the fee is not probable, we defer the fee and recognize revenue at the time collection becomes probable, which is generally upon the receipt of cash.
We generally deliver products F.O.B shipping or electronically, and our software arrangements typically do not contain acceptance provisions. Accordingly, delivery is usually satisfied when the product leaves our premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.
Revenue for consulting services is generally recognized on a time and material basis. Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.
   Restructuring Charge
During prior periods, we recorded restructuring charges to align our cost structure with changing market conditions. Our restructuring plan resulted in a reduction in headcount and the closure and consolidation of excess facilities. In determining the charges to record, we made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions we have taken. At March 31, 2005, there were various accruals recorded for the costs to terminate employees and exit certain facilities and lease obligations, which may be adjusted periodically for resolution of certain contractual commitments or changes in estimates of severance payments, sublease income or the period of time the facilities will be vacant and subleased. During the three months ended March 31, 2005, we reached final settlement with several employees that had been included in a previous restructuring charge. The settlements resulted in a credit to restructuring of $97,000 for the period ended March 31, 2005. Although we do not anticipate additional significant changes to our restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or we terminate our lease obligations prior to the scheduled termination dates.
In order to estimate the costs related to our restructuring efforts, management made its best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The operating lease charges were calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.
These estimates are reviewed at the end of each period and would be revised if estimated future vacancy rates and sublease rates vary from our original estimates. Historically, our estimates and assumptions used to determine the liability for excess facilities have been consistent with actual results experienced. Revisions to our estimates of this liability could materially impact our operating results and financial position in future periods if anticipated events and assumptions, such as the timing and amounts of sublease rental income, either change or do not materialize.

   Allowances for Doubtful Accounts
We maintain allowances for doubtful accounts, as a reduction of accounts receivable, based on our analyses of the likelihood our customers will not pay us all the amounts due us. In circumstances where there is knowledge of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collectable. For all our customers we perform an analysis, which includes a review of their credit profiles, the terms and conditions of the contracts with our customers, and the current economic trends and payment history. We reassess these allowances each accounting period. Historically, our actual losses and credits have been consistent with these provisions. If actual payment experience with our customers is different than our estimates, adjustments to these allowances may be necessary resulting in additional charges to our Condensed Consolidated Statement of Operations.
   Legal Contingencies
We are involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure, in consultation with external counsel, based on the facts and circumstances available to us and the probability of potential loss arising from the claim. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Any revisions in the estimates of the potential liabilities could have a material impact on our consolidated results of operations, financial position or cash flows.
   Accounting for Income Taxes
Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Any differences could have a material effect on our income tax provision and net income (loss) in the period in which such determination is made.
Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits which we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply against the deferred tax balance. As of March 31, 2006, a valuation allowance equal to the value of the deferred tax assets was maintained. In the event we determined we could realize our deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase net income (loss) in the period such a determination was made.
In addition, we operate within multiple taxing jurisdictions and may be subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. We believe adequate provisions for income taxes have been made.
   Impairment of Other Non-Current Assets
Other non-current assets represents costs of technology purchased or acquired from acquisitions which have reached technological feasibility. The costs of technology have been capitalized and are amortized over the period during which benefits are expected to accrue, currently estimated between three and four years. We are required to test our non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors we consider important, which could trigger impairment include:
•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	significant decline in our market capitalization relative to net book value.

When events and circumstances indicate that the carrying value may not be recoverable, we will recognize an impairment loss. Any impairment loss would be measured by comparing the fair value of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding future business conditions and operating results in order to estimate future cash flows to determine the fair value of the respective assets. If the asset’s carrying value is not recoverable through the related cash flows, the asset is considered to be impaired. The impairment is measured by the difference in the asset’s carrying amount and its fair value, based on the best information available, including market prices or discounted cash flow analysis. If these estimates or the related assumptions change in the future, we could be required to record additional impairment charges.
   Foreign Currency
The U.S. dollar is our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at period end exchange rates. Revenue and expenses denominated in currencies other than the U.S. dollar are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the period. Fluctuations in exchange rates may have a material adverse effect on our consolidated results of operations, particularly our operating margins, and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our consolidated results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently U.S. dollar-based, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies other than the U.S. dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases as a result of a decrease in the percentage of U.S. dollar-based transactions. We had no derivative or hedging transactions in 2006 or 2005.
   Share-Based Compensation
On January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R. Prior to January 1, 2006, we accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, Accounting for Share-based Compensation (SFAS 123). In accordance with APB 25 no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying shares on the date of grant.
We adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in the three months ended March 31, 2006, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated.
In order to facilitate the comparison by investors of our results with companies that have not adopted SFAS 123R, and of our current results with our results in prior periods, we have provided certain non-GAAP financial measures which exclude the effect of share-based compensation expenses. We believe the use of pro forma measures in addition to GAAP measures is an additional useful method of evaluating our results of operations.
As a result of adopting SFAS 123R in the three month period ended March 31, 2006, our net loss for the first quarter of 2006 is $1.4 million higher than if we had continued to account for share-based compensation under APB 25 as we did in the comparable prior year period. Basic and diluted net income per share for the quarter ended March 31, 2006, would have been $0.02 if we had not adopted SFAS 123R, compared to reported basic and diluted net loss per share of $0.02. We have not recognized, and do not expect to recognize in the near future, any tax benefit related to employee share-based compensation cost as a result of the full valuation allowance on our net deferred tax assets and our net operating loss carryforwards. The unamortized fair value of share options as of March 31, 2006, was $9.3 million with a weighted average remaining recognition period of 1.3 years.
The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model with the weighted average assumptions noted in the table in Note 3 of Notes to Condensed Consolidated Financial Statements. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility is based on the historical volatility of our shares. We used the straight-line method for expense attribution.

The Company’s estimated option forfeiture rate in both the first quarter of 2006 and 2005, based on its historical option forfeiture experience, is approximately 10%. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.
The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected life of the share-based award and share price volatility. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, our share-based compensation expense could have been materially different. In addition, we are required to estimate the expected option forfeiture rate and only recognize expense for those shares expected to vest. If our actual option forfeiture rate is materially different from our estimate, the share-based compensation expense could be materially different.
Results of Operations
The following table sets forth certain condensed consolidated statements of operations data as a percentage of total revenue for the periods presented:

	Three Months Ended
	March 31,	March 31,
	2006	2005
Revenue:
Product revenue	48.6%	47.1%
Service revenue	51.4	52.9

Total revenue	100.0	100.0
Cost of revenue:
Cost of product revenue	0.3	0.3
Cost of service revenue	19.1	17.9

Total cost of revenue	19.4	18.2

Gross margin	80.6	81.8
Operating expenses:
Research and development	24.5	24.6
Sales and marketing	44.9	43.9
General and administrative	15.0	12.6
Amortization of other non-current assets	0.1	0.8
Restructuring	—	(0.6)

Total operating expenses	84.5	81.3

(Loss) income from operations	(3.9)	0.5
Interest income, net	2.2	1.0
Net exchange (loss) gain	(0.7)	0.1

(Loss) income before provision for income taxes	(2.4)	1.6
Provision for income taxes	1.3	1.0

Net (loss) income	(3.7)%	0.6%

Gross margin:
Product	99.3%	99.3%
Service	62.8%	66.2%

Three months ended March 31, 2006, compared to three months ended March 31, 2005
Total Revenue
Total revenue increased by 3.4% to $16.9 million for the three months ended March 31, 2006, from $16.3 million for the three months ended March 31, 2005. Total revenue from customers located outside of the United States represented 54.4% of total revenue for the three months ended March 31, 2006, and 58.2% of total revenue for the three months ended March 31, 2005, or $9.2 million and $9.5 million, respectively. The total number of transactions over $250,000 increased from 12 for the three months ended March 31, 2005, to 13 for the three months ended March, 31, 2006. There was an increase in average transaction size to $59,000 for the three months ended March 31, 2006, from approximately $55,000 for the three months ended March 31, 2005.
Product Revenue. Product revenue increased by 6.7% to $8.2 million during the three months ended March 31, 2006, from $7.7 million during the three months ended March 31, 2005. The increase in product revenue was attributable to increased sales of our Artix family of products.
Service Revenue. We provide professional services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product configuration and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue increased by 0.4% to $8.7 million during the three months ended March 31, 2006, from $8.6 million during the three months ended March 31, 2005. The increase in service revenue is primarily related to an increase in revenue from our consulting services.
Cost of Revenue
Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $0.1 million, resulting in a product gross margin of 99.3%, for both the three months ended March 31, 2006 and 2005.
Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product configuration and enhancement, and related and related expenses incurred to provide services under customer contracts. Cost of service revenue was $3.2 million, resulting in a service gross margin of 62.8%, for the three months ended March 31, 2006, compared to $2.9 million, or a service gross margin of 66.2%, for the three months ended March 31, 2005. The decrease in service gross margin was attributable to share-based compensation costs incurred in the current year upon adoption of SFAS 123R as well as an in increase in external contract labor used to service consulting revenue. The average number of service personnel increased from 53 for the three months ended March 31, 2005, to 58 for the three months ended March 31, 2006.
Operating Expenses
Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees, and related indirect costs. Research and development expenses were $4.1 million, or 24.5% of total revenue, for the three months ended March 31, 2006, compared to $4.0 million, or 24.6% of total revenue, for the three months ended March 31, 2005. The increase in research and development expense in dollar amount was primarily the result of approximately $0.4 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R, partially offset by cost reduction of measures including the movement towards lower cost geographies. The average number of research and development personnel decreased from 130 for the three months ended March 31, 2005, to 128 for the three months ended March 31, 2006. We expect that research and development expenses will increase in dollar amount for the remainder of 2006 due to the expensing of share-based compensation as a result of the adoption of SFAS 123R.
Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits of sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $7.6 million, or 44.9% of total revenue, for the three months ended March 31, 2006, compared to $7.2 million, or 43.9% of total revenue, for the three months ended March 31, 2005. The increase in sales and marketing expenses in dollar amount was primarily the result of approximately $0.4 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R. The average number of sales and marketing personnel decreased from 109 for the three months ended March 31, 2005, to 108 for the three months ended March 31, 2006. We expect that sales and marketing expenses will increase in dollar amount for the remainder of 2006 due to the expensing of share-based compensation as a result of the adoption of SFAS 123R.

General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees, liability insurance and depreciation. General and administrative expenses were $2.5 million, or 15.0% of total revenue, for the three months ended March 31, 2006, compared to $2.1 million, or 12.6% of total revenue, for the three months ended March 31, 2005. The increase in general and administrative expenses was primarily the result of approximately $0.5 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R. This increase was partially offset by a reduction in our allowance for doubtful accounts. The average number of general and administrative personnel decreased from 53 for the three months ended March 31, 2005, to 51 for the three months ended March 31, 2006. We expect that general and administrative expenses will increase for the remainder of 2006 due to the expensing of share-based compensation as a result of the adoption of SFAS 123R.
Amortization of Other Non-Current Assets. Amortization of other non-current assets consists of the amortization of purchased technologies acquired by us, which have reached technological feasibility. Amortization of other non-current assets was less than $0.1 million, or 0.1% of total revenue, for the three months ended March 31, 2006, compared to $0.1 million, or 0.8% of total revenue, for the three months ended March 31, 2005. The decrease in amortization of other non-current assets is primarily attributable to the full amortization of certain intangible assets. Other non-current assets are amortized on a straight-line basis over three years.
Restructuring. During the three months ended March 31, 2005, we released $97,000 of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.
(Loss) Income from Operations
We generated an operating loss of $0.7 million, or 3.9% of total revenue, for the three months ended March 31, 2006, compared to operating income of $0.1 million, or 0.5% of total revenue, for the three months ended March 31, 2005. The decline to an operating loss from an operating profit, in both dollar amount and as a percentage of total revenue, was primarily the result of share-based compensation costs incurred in the current year upon adoption of SFAS 123R. The additional share-based compensation expense in 2006 was partially offset by increased revenue in our Artix family of products and a reduction in our operating expenses, excluding share-based compensation.
Other Income, Net
Interest income, net, primarily represents interest earned on cash and investment balances. Interest income, net was $0.4 million for the three months ended March 31, 2006, compared to $0.2 million for the three months ended March 31, 2005. The increase in interest income, net was primarily due to an increase in interest rates for the three months ended March 31, 2006, compared to the three months ended March 31, 2005.
Net Exchange (Loss) Gain
Net exchange loss was approximately $0.1 million for the three months ended March 31, 2006, compared to a net exchange gain of less than $0.1 million for the three months ended March 31, 2005. The change from a net exchange gain for the three months ended March 31, 2005, to a net exchange loss for the three months ended March 31, 2006, was primarily due to the strengthening of the U.S. dollar against the Euro.
Provision for Income Taxes
Provision for income taxes was $0.2 million for both the three months ended March 31, 2006 and 2005.

Liquidity and Capital Resources
Our capital requirements relate primarily to facilities, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities, operating leases, and from operations. At March 31, 2006, we had cash and cash equivalents, restricted cash, and marketable securities of $53.6 million, representing a decrease of $1.1 million from March 31, 2005, and an increase of $1.5 million from December 31, 2005. At December 31, 2005, we had cash and cash equivalents, restricted cash, and marketable securities of $52.1 million.
The following table shows the major components of our condensed consolidated statements of cash flows:

	Three Months Ended
	March 31,	March 31,
	2006	2005
	(U.S. dollars, in thousands)
Cash and equivalents, beginning of period	$27,936	$33,250
Net cash provided by operating activities	1,259	537
Net cash used in investing activities	(372)	(326)
Net cash provided by financing activities	307	569

Cash and equivalents, end of period	$29,130	$34,030

Net cash provided by operating activities was $1.3 million for the three months ended March 31, 2006, compared to $0.5 million for the three months ended March 31, 2005. The increase in cash provided by operating activities from the three months ended March 31, 2005, to the three months ended March 31, 2006, reflects primarily decreases in accounts receivable partially offset by an increase in accruals for deferred revenue and accrued payroll and related expenses.
As of March 31, 2006, we had approximately $0.5 million of irrevocable letters of credit outstanding in connection with facility leases, which renew annually for the duration of the lease terms, which expire in May 2007 and July 2011. The investments pledged for security of the letters of credit are presented as restricted cash in our condensed consolidated balance sheets.
To the extent that non-cash items increase or decrease our future operating results, there will be no corresponding impact on our cash flows. After excluding the effects of these non-cash charges, the primary changes in cash flows relating to operating activities result from changes in working capital. Our primary source of operating cash flows is the collection of accounts receivable from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors for accounts payable. We generally pay our vendors and service providers in accordance with the invoice terms and conditions. The timing of cash payments in future periods will be impacted by the terms of accounts payable arrangements and management’s assessment of our cash inflows.
Net cash used in investing activities was $0.4 million for the three months ended March 31, 2006, compared to $0.3 million for the three months ended March 31, 2005. This increase relates to an increase in capital investments. We expect capital expenditures in 2006 to remain relatively flat.
Net cash provided by financing activities was $0.3 million for the three months ended March 31, 2006, compared to $0.6 million for the three months ended March 31, 2005. For both the three months ended March 31, 2006 and 2005, net cash provided by financing activities resulted primarily from the proceeds from the exercise of share options and the sale of shares under our 1999 Employee Share Purchase Plan.
We are obligated to make average lease payments of approximately $2.7 million per year through 2023 (subject to an option to exit in 2013) with respect to our Dublin, Ireland facility; approximately $0.9 million per year through 2011 with respect to our Waltham, Massachusetts facility; approximately $0.3 million per year through 2014 (subject to an option to exit in 2009) with respect to our Reading, U.K. facility; approximately $0.2 million per year through 2007 with respect to our New York, New York facility; approximately $0.1 million through 2006 with respect to our Tokyo, Japan facility; approximately $0.1 million through 2008 with respect to our Beijing, China facility; approximately $0.1 million through 2007 with respect to our Shanghai, China facility; approximately $0.1 million through 2008 with respect to our Newfoundland, Canada facility; and approximately $0.1 million through 2006 with respect to our London, U.K. facility.
As of March 31, 2006, future minimum lease payments under contractual operating lease obligations includes approximately $1.6 million provided for as accrued restructuring costs and is included in other accrued liabilities and other non-current liabilities on the consolidated balance sheets.

We anticipate our operating costs will remain relatively stable for the foreseeable future and as a result we intend to fund our operating expenses through cash flows from operations. We expect to use our cash resources to fund capital expenditures as well as acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash, cash equivalents and marketable securities and cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months.
It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. In addition, we may decide to issue additional equity or debt securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in our limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.
Exposure to Currency Fluctuations
Our Condensed Consolidated Financial Statements are prepared in U.S. dollars, our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange loss of approximately $0.1 million for the three months ended March 31, 2006, and an exchange gain of approximately $0.1 million for the three months ended March 31, 2005. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the U.S. dollar. However, because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. See also Item 3 “Quantitative and Qualitative Disclosure About Market Risk.” We had no derivative or hedging transactions in the three months ended March 31, 2006.
Item 3. Quantitative and Qualitative Disclosures about Market Risk
There have been no material changes in market risk exposures from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2005.

Part II. OTHER INFORMATION
Item 1.   Legal Proceedings
The information set forth in Note 10 to the Notes to the Condensed Consolidated Financial Statements is incorporated by reference herein.
Item 1A.   Risk Factors
We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. In addition to the other information set forth in this report, you should carefully consider the factors discussed in “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2005, which could materially affect our business, financial condition or future results. These are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results.
Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds
On February 24, 1997, IONA’s Registration Statement on Form F-1 (File No. 333-6396) became effective. The net proceeds to IONA from the related offering were $59,574,654. IONA has filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement (February 24, 1997) through March 31, 2006:

Purchase and installation of furniture and fixtures	$14,447,000
Purchase and installation of machinery and equipment	34,691,000
Short-term debt instruments	10,056,654
Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	380,000

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IONA Technologies PLC
Date: May 25, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer